UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
September 19 , 2005
BHP Billiton Limited

(Translation of registrant’s name into English)
180 Lonsdale Street Melbourne VIC 3000 Australia

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited
Date: 19 September 2005	By:	Karen Wood
		Name:	Karen Wood
		Title:	Company Secretary

A SUSTAINABLE PERSPECTIVE Zero HarmSound GovernanceSocial ResponsibilityEconomic ContributionBHP BILLITON SUSTAINABILITY REPORT Our Health, Safety, Environment and Community PerformanceSUMMARY REPORT 2005

Message from the Chief Executive Officer



At BHP Billiton we recognise that integrating sound principles governing safety, business conduct, social, environmental and economic activities into business practice is both good for society and good for our business. Excellence in these areas provides the opportunity for competitive advantage and the development of a reputation as the partner of choice. Our objective is to earn and maintain this reputation.

During the past year, we have achieved very strong outcomes against our operating and health, safety, environmental and community (HSEC) targets. On behalf of the Board and the management team, I extend my thanks to not only our employees and contractors but also their spouses, partners and families for helping our Company to achieve these results. The nature of our business means it takes a strong team effort to achieve our goals, and we recognise and greatly value this support.

In my message to you last year I reported with great sadness that 17 of our employees or contractors lost their lives while at work. Evaluation of these events, as well as of all other accidents and incidents, indicated that we do not need fundamentally new systems. What we must do is improve our operating discipline by ensuring that the systems we have are followed and understood by all and that we learn from our experiences and share these across the organisation.

I am very pleased to report that strong progress has been made in this regard. We have identified desirable HSEC leadership attributes for line managers, and strong performance in this area is now a prerequisite for promotion. Our Fatal Risk Control Protocols have been implemented, and we continue to focus on the importance of sharing knowledge. Despite our efforts, however, three of our colleagues lost their lives at work during this fiscal year. All of us are affected by these events and by the impact on family, friends and associates. It makes our resolve even stronger to provide a workplace that consistently delivers Zero Harm – we will not be satisfied until we achieve this objective.

From an environmental perspective, we maintained our progress in reducing the greenhouse intensity of our operations. Since establishing our current five-year reduction target to reduce the intensity of our production by five per cent, we have achieved a 10 per cent reduction. While water intensity reduced compared to last year, there is still an overall increase to date of five per cent against the 2001/02 baseline. In the year ahead, we will endeavour to improve performance in this area.

We continued to meet our commitment to spend one per cent of our pre-tax profit on a three-year rolling average on community programs, contributing US$57.4 million to our local communities. In health we have been successful in reducing the number of new cases of occupational illness by 36 per cent when compared to the 2002/03 baseline.

In June 2005 we welcomed WMC Resources Ltd to the BHP Billiton Group and look forward to reporting on the activities of former WMC assets in future reports. We acknowledge the concerns of some stakeholders about the inclusion of uranium in our portfolio, and we will bring our strong product stewardship experience to this commodity as we have done with our other businesses. I also encourage you to read our position on uranium, available from our website.

Pleasingly, I can again report that we have received recognition for our performance in public reporting, community relationships and sustainable development. We are particularly proud to have been selected as the 'Company of the Year' at the Business in the Community Awards in the UK. These are the premier awards in the UK that support and encourage corporate social responsibility. We are the first company in the extractive industries to receive the award and are the first recipient acknowledged for its global activities.

Our Full Report on our website has again been prepared in accordance with the Global Reporting Initiative 2002 Sustainability Reporting Guidelines and represents a balanced and reasonable representation of our organisation's economic, environmental and social performance. We remain committed to the UN Global Compact, and you can read an update on our progress against the Compact's ten principles within our Full Report.

During the year we revised our previous HSEC Policy, Management Standards and performance targets. As a result, our HSEC Policy was broadened to become our Sustainable Development Policy, which I believe marks the next step change in our approach to sustainable development.

I would welcome any feedback you have in relation to this Report and look forward to reporting our progress again next year as we continue to focus on creating value for our shareholders and stakeholders.

Chip Goodyear
Chief Executive Officer

Performance at a Glance	1	Policy in Action – Case Studies	11	BHP Billiton's Sustainable Development Policy	BC
Using our Sustainability Report	2	Our Resources at Work	15	About BHP Billiton	BC
Sustainability at BHP Billiton	3	BHP Billiton Locations Map	16	Contact Us	BC
Governance	4	Recognition	IBC		
Our Performance	5	BHP Billiton Charter	BC		

IBC: Inside back cover BC: Back cover

Performance at a Glance — HSEC Targets Scorecard(Baseline 1 July 2001 to 30 June 2002 forreduction targets except where stated otherwise) Overall performance against target: Performance change since last reporting period: Environment 2004/05Target exceeded or ahead of scheduleTarget behind schedule >Performance tracking steadily Energy and Greenhouse > Energy conservation plans in place at all required sites and at All sites with emissions greater than 100 000 tonnes per year of 11 sites that were below the emissions threshold Target achieved (95%) or on track Target not achieved > Performance has improved carbon dioxide equivalent[6] are required to have and maintain>Performance has declinedenergy conservation plans with specific targetsAll sites with emissions greater than 100 000 tonnes peryear of > Greenhouse gas management programs in place at all required carbon dioxide equivalent[6] are required to have and maintain sites and at 12 sites that were belowthe emissions threshold greenhouse gas management programs (FY04: 11 sites)Zero Harm2004/05Aggregate Group target for reduction in greenhousegasemissions> During the year our greenhouse gas intensity reduced, resulting Zero fatalitiesThree fatalities in controlledactivities (FY04: 17)[1] per unit of production of 5 per cent by 30 June 2007in an overall reduction to date of 10 per cent against the baseline (FY04: 9% reduction) Zerosignificant environmental incidents (i.e. rated 3 and above Three Level 3 environmental incidents (FY04: 2) on the BHP Billiton Consequence Severity Table) Water > Water management plans in place at 97 per cent of required All sites with fresh water consumption greater than 500 ML persites and at 26 sites that were below the usage threshold No transgressions within the Group’s activities of the principles None identified (FY04: none) annum[7] to have and maintain water management plans (FY04: 98%; 23 sites) embodied within the United Nations Universal Declaration of Human Rights Aggregate Group target of 10 per cent reduction in fresh water >During the year our water intensity decreased, however there is consumption per unit of production by 30 June 2007still an overall increase to date of 5 per cent against the baseline Legal ComplianceSeven fines greater than US$1000. Total fines paid US$20 836 (FY04: 10% increase)Zero fines and prosecutions[2] (FY04: US$209 420) Waste> Waste minimisation programs in place at 98 per cent of required Management Systems2004/05All sites[3] to have andmaintain waste minimisation programssites and at 14 sites that were not required to meet this target (FY04: 97%; 10 sites)>100 per cent of required self-assessments were completed at Allsites to undertake annual self-assessments against the operating sites (FY04: 100%)> During the year our general waste intensity decreased, resulting BHP Billiton HSEC Management Standardsand have plans to in an overall decrease to date of 8 per cent against the baseline An overall conformance of 3.9 out of 5 has been achieved, comparedAggregate Group target of 20 per centreduction in waste achieve conformance with the Standards by 30 June 2005>(FY04:25% increase) to our conformance target of greater than 4 (FY04: 3.7 out of 5)(excluding recycled and mining-related materials, such as waste rock, tailings, coal reject and slag) per unit ofproduction by > During the year our hazardous waste intensity reduced, resulting All sites[3] to maintain ISO 14001 Certification> All sites requiring ISO 14001 arecertified or have been recommended30 June 2007in an overall reduction to date of 31 per cent against the baseline for certification by their ISO auditor(FY04: 12% reduction) RiskManagement> Risk registers are in place and maintained at all required sites,Land management> Land manageme nt plans in place at 98 per cent of required Risk registers to be in place and maintained at all sites[3] and withinbusinesses and Corporate officesAllsites[8] to have and maintain land management plans to protectsites and at 21 sites that were not required to meet this target BHP Billiton businesses and Corporate officesand enhance agreed beneficial uses(FY04: 98%; 19 sites) Health 2004/05 Product stewardship> Lifecycleassessments have been completed for all major Lifecycle assessments prepared for all major BHP Billiton minerals minerals products. In addition, we have also commenced work All sites[3] to implement a baseline survey on occupational exposure > All required sites have now implemented baseline surveys products[9] (incorporating participation in industry programs as on lifecycle assessments of several minor products hazards and establish occupationalhygiene monitoring and health (FY04: 98%) appropriate) surveillance programsCommunity 2004/05>Potential occupational exposure to noise, if not for the use of personal protective equipment (PPE), reduced by 2 per cent All sites[8] to prepare public HSEC reports at alocal level (including > HSEC reports were prepared by 100 per cent of required sites or (FY04: 4% increase)incidents, community complaints and relevant site-specific businesses (FY04: 98%) Annual reduction in percentage of people potentially exposed above occupational exposure limits[4] emission) on an annual basis>For other exposures when compared to the 2003/04 baseline, there has been an increase in the percentage of employees potentiallyAllsites[8] to have and maintain a community relations plan> Community relations plans in place at 98 per cent of required exposed, if not for the use of PPEsites and at 22 sites thatwere not required to meet this target (FY04: 98%; 24 sites) 20 per cent reduction in incidence of occupational disease by > During the yearthe incidence of occupational illness reduced, 30June 2007resulting in an overall reduction to date of 36 per cent against Aggregate contribution to community programs, including in-kind > Expenditure totalled US$57.4 million, equivalent to 1.0 per cent the baseline 2002/03 (FY04: 15% reduction) support, of a target of 1 per cent of pre-tax profits, calculated on of pre-tax profits on a three-year rolling average a three-year rolling average(FY04: US$46.5 million; 1.3%)Safety2004/05Notes50 per cent reduction in Classified Injury Frequency Rate[5] (excluding > During the year our Classified Injury Frequency Rate reduced, 1. Controlled activities are work-related activities where BHP Billiton 6. Forty sites have emissions greater than 100 000 tonnes per annum directly supervises and enforces HSEC standards. carbon dioxide equivalent and, combined, account for 96 per cent first aid treatments) at sites by 30 June 2007 resulting in an overall reduction to date of 42 per cent against the2. Prosecutions included are those that have been determined during the of the Group’s greenhouse gas emissions. baseline (FY04: 26% reduction) year and resulted in fines. 7. Thirty-nine sites have fresh water consumption greater than 3.Includes 63 sites in total, excludes exploration anddevelopment500 megalitres per annum and, combined, account for greater than projects, sites beingdivested, closed sites, and offices. 93 percent of the Group’s consumption.http://sustainability.bhpbilliton.com/2005/performance/4. Target modified to reflect adoption of BHP Billiton exposure standards. 8. Excludes petroleum platforms, exploration and developmentprojects,> PERFORMANCE AT A GLANCE5.A classified injury is any workplace injury that has resulted in theclosed sites, and offices with no significant community or land person notreturning to their unrestricted normal duties after the daymanagement issues. on which the injurywas received. 9. Excludes petroleum and diamonds.BHP BILLITON SUSTAINABI LITY SUMMARY REPORT 2005> 1

BHP Billiton Sustainability Full Report 2005UsingourSustainabilityReport>>http://sustainability.bhpbilliton.com/2005/report/Search this siteGoFor a quick review of A SUSTAINABLEJump to Content I Home I Site MapView these to read about: Our Performance > GO HEREPERSPECTIVE• Our ApproachBHP BILLITON SUSTAINABILITY REPORT 2005• Our Performance ABOUT THIS PERFORMANCE SUSTAINABILITY GOVERNANCE HEALTHFETYVIRONMENT COMMUNITY SOCIO>REPORTAT A GLANCE @ BHP BILLITONECONOMIC• Case StudiesFind out aboutwhatMessage From the CEO About This SiteGRI & GC Navigator> sustainability means to BHP Billiton’s assessment ofBHP BillitonThe Company’s approach and performance in Health, Safety,how the Report addresses the Environment, Community and Socio-Economic aspecs drivenGlobal Reporting Initiative>guidelines and the UN GlobalSee how we meet the by our commitment to people, the environment, our hostCompact principles. communities and our commitment to create value for ourGRI Indicators and have shareholders and other stakeholders.Go to GRI Navigatorprogressed with our UN GlobalAt BHP Billiton we recogniseGo to GC Navigator> that integrating soundCompact commitment principles governing safety, business conduct, social,SocioHealthSafetyEnvironmentCommunityReport Packs environmental and economicEconomicRead about our Policies,activities into businesspractice is both good for Standards and Systems society and good for ourbusiness.Download our Report and how we have performedMore > against themCase StudiesOur case studies present examples of health, safety, environment, QUICK community and socio-economic issues, initiatives, projects and>> LINKSprograms across the Group, and highlight some of thesustainabilityFull Sustainability Report challenges faced by our operations. We like to think of our case studiesSummary Sustainability as examples of Policy in Action.About UsReportOur Approach toRead moreOur Resources at Work<HERE YOU ARE Sustainable DevelopmentDirect links to some areas BHP Billiton Locations MapOur Sustainability of interestChallengesSustainability at BHP BillitonGRI Navigator GovernanceCase Studies Targets ScorecardOur bottom line performance is dependent on ensuring access to resources and securing a licence to operate. Maximising the bottom line is about recognising the value protection and value add to beFeedback>achieved through enhanced performance in non-financial dimensions.A quick Browsing Guide Browsing GuideWe term this our sustainability value add.?Tell us what you thinkDesigned in response toWe valueRead moreyour opinion by subjectstakeholder feedback, theBrowsing Guide will help> Feedback / Contact Us various user groups find information of most relevance >to them.Examples of Policy in ActionView Browsing GuideAbout this Report>Report, we have provided the web map above to illustrate theBasis of ReportingDuring the reporting period, BHP Billiton acquired Welcome to the BHP Billiton 2005 Summary Sustainability Report.key features of the website. In addition, at the base of each pageBHPBilliton is a Dual Listed Company comprising BHP BillitonWMC Resources Ltd (WMC), effective 3 June 2005. Due to You will notice that this year’s Report has been renamed from theof thisReport we have included a web navigation box to provideLimited and BHP Billiton Plc and their subsidiaries. The twothe timing of this transaction in the 2005 reporting year and HSEC Reportto the Sustainability Report. The change reflects thethe direct web address for the detailed information that isentities continue to exist as separate companies but operate variationsbetween the two companies’ data collection and evolution of the Report since we commenced public repor ting onpresented in our Full Sustainability Report.as a combined group known as BHP Billiton.reporting systems, our 2005 Sustainability Report does not our non-financial performance in 1997. reflect data from WMC Resources Ltd. WMC data will be The Full Sustainability Report, available on our website, has beenThroughout this Report, the terms BHP Billiton, the Company integrated into our 2006 reporting cycle. We also sold our Following encouraging stakeholder feedback, we have againprepared in accordance with the Global Reporting Initiative (GRI)and the Group refer to the combined group, including both Samancor Chrome business (South Africa), effective 1 June 2005; produced the Report in two formats. This version, which is a2002 Sustainability Reporting Guidelines. A GRI Navigator thatBHP Billiton Limited and subsidiary companies and BHP Billiton however, for the purposes of this Report, we have included data printed summary Report, is intended for general readership whileoutlines how each GRI indicator has been addressed is availablePlc and subsidiary companies. as representative of the full year. a more detailed web-based FullReportis also available.on our website.The statistics in this Report cover the facilities owned ande are continuously improving our reporting systems and We have endeavoured to improve the usabilityof the web-basedYour comments on the content and format of our Sustainabilityoperated by BHP Billiton during the 12-month period to endeavour to present useful and accurate information. Anyone Report this year, as the intent is to make it the key focus for theReport would bgreatly appreciated and can be noted on the30 June 2005. Data are reported on a 100 per centbasis for seeking to rely on information in this Report or seeking to draw bulk of reporting.To aid with the navigation of our web-based feedback form on our website.facilities operatedby BHP Billiton irrespective of our equity share, detailed conclusions from the data should contact the Company unless otherwise stated. Joint venture projects where we are not forverification and assistance. the operator are excluded, unless expressly stated. Alldollar>ABOUT THIS REPORThttp://sustainability.bhpbilliton.com/2005/about/figures in the Report are US, unless otherwise indicated.>GRINAVIGATORhttp://sustainability.bhpbilliton.com/2005/GRI/>REPORT FEEDBACKhttp://sustainability.bhpbilliton.com/2005/feedback/2> BHP BILLITON SUSTAINABILITYSUMMARY REPORT 2005

Sustainability at BHP BillitonThe Business Case Sustainable Development Road MapFor BHP Billiton, sustainable development is about ensuring our business remains viable and contributes lasting benefits Operational to society through the consideration of social, environmental, Compliance >Leading PracticeStrategic Opportunityethical and economic aspects in all that we do.Threat >IdentificationWithout a profitable business, we are simply unable to contribute Stewardship VALUE ADDInsular>Partner Focusedto the broader goals of sustainability. We recognise, however, VALUE PROTECTION that our bottom line performance is dependent on ensuring access to resources and securing a licence to operate. Therefore> PHASE 1 PHASE 2 PHASE 3 PHASE 4 PHASE 5ComplianceRisk Responsibility Innovation Strategicmaximising the bottom line is about recognising the value Management Alignment protection and value add that can be achieved through enhancedCREATION performance in the non-financial dimensions. We term this our sustainability value add and recognise the value it can bring to VALUE our business through: • reduced business risk and enhanced business opportunities • gaining and maintaining our licence to operate and grow • improved operational performance and efficiency • improved attraction and retention of our workforce • maintained security of operationsLegislation Systems and Values and Efficiencies Leadership• enhanced brand recognition and reputation, andProcedures Behavioursand · enhanced ability to strategically plan for the longer term. PartnershipsBUSINESS MATURITY >Our ApproachOur Sustainable Development Road Map is a strategy map that Sustainability Challenges provides a contextual framework for how we measure our Our sustainability challenges are those issues that we believe progress on our journey towards sustainable development. may have a material impact on our ability to be a successful We will be encouraging our managers to place their decisions business. These include: in the context of this Road Map and question how they can • Fatal Risks - Our challenge is to fully implement and optimise better improve the sustainability performance of our operations. the safety management standards we have developed. The Road Map seeks to illustrate that there are three contexts to We need to ensure that all our employees and contractors consider when making decisions that influence our ability to understand, apply rigorously, and fully comply with these contribute to sustainable development. standards.• Occupational and Community Health - Our challenge is to At the operational level, we will be encouraging our managers ensure that our health programs are continually evolving in to increasingly seek out leading practices across the HSEC order to maintain our journey towards Zero Harm, recognising dimensions. On a strategic level, we will be encouraging and influencing those factors that impact upon our employees, management teams to identify opportunities that drive their families and our communities. sustainable value creation. At the commodity level, we will • Greenhouse Gas Emissions - Our challenge as a member of be encouraging our businesses to demonstrate stewardship global society is to help meet the world’s minerals and energy by building partnerships across the lifecycles of our products needs while mitigating the potential impact of greenhouse gas to deliver broader business and societal returns. We recognise emissions on the climate. that there may not always be a need for operations to excel in • Access to Resources - Our challenge is to achieve access all aspects of sustainability, and therefore encourage an to the resources relevant to our scope of operations while approach whereby operations strive for excellence in areas where addressing height ened political and societal expectations they perceive the greatest relevance to their stakeholders and related to obtaining and maintaining a ‘licence to operate’. business. While each stage in maturity is distinct, it is recognised• Sustainable Community Development and Closure - Our that the requirements of the previous stage must be maintained challenge is to maximise the benefits to communities during and built upon in order to progress in maturity. the operational phase of the asset so that we leave a lasting Mature sustainable development is about strong leadership positive legacy after closure. and foresight. We see this as leading to the strategic alignment of opportunities — for example, converting hazardous manganese sludges and dusts into pellets that can be made into manganese alloys.> SUSTAINABILITY AT BHP BILLITON http://sustainability.bhpbilliton.com/2005/sustainability/BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2005 >3

Governance

At BHP Billiton we believe that in order to maintain our position as one of the world's leading companies we must commit to the highest standards of governance. Therefore, in addition to the corporate governance processes that manage the broader affairs of the Company, we have a number of additional processes in place to implement our commitment to sustainable development.

Structure and Responsibilities

Our organisation for sustainable development, as illustrated, is characterised by the following key features:

- The Sustainability Committee (formerly HSE Committee) of the Board provides assurance on HSEC matters across the Group.
- Line management has primary responsibility and accountability for HSEC performance.
- The HSEC function provides advice and guidance and advocates leading practices directly, and through a series of networks across the business.
- Executive remuneration is directly linked to performance indicators that include health, safety, environment and community targets.

Hierarchy of Systems and Documents

Our hierarchy of systems and documents, as illustrated, represents our HSEC management system and other related Company policies and documents.

Central to our business is our Company Charter, which states our 'overriding commitment to health, safety, environmental responsibility and sustainable development'.

Supporting the values of our Charter is our Sustainable Development Policy. While we strive to deliver strong financial returns to shareholders, we fully recognise and deliver on our wider responsibilities to our stakeholders – as the Policy states 'our objective is to be the company of choice – creating sustainable value for our shareholders, employees, contractors, suppliers, customers, business partners and host communities'. Integral to this is our aspirational goal of Zero Harm.

The Guide to Business Conduct applies to our entire workforce regardless of their specific job or location. It provides employees and contractors with direction and advice on conducting business and interacting with governments, communities and business partners.

The BHP Billiton HSEC Management Standards form the basis for the development and application of HSEC management systems at all levels in the Company and represent a key process through which we drive our contribution to sustainable development.

The Standards cover all operational aspects and activities across the entire lifecycle of operations that have the potential to affect HSEC, either positively or negatively. The terminology Health, Safety, Environment and Community (or HSEC) has been utilised throughout the Standards to highlight four key components of sustainable development. These are:

- **Health** – promoting and improving the health of the Company's workforce and host communities
- **Safety** – ensuring that safety values are not compromised, and providing a workplace where people are able to work without being injured

Sustainable Development Organisational Structure


Risk & Audit Committee
BHP Billiton Board
Sustainability Committee of the Board (formerly HSE Committee)
Global Ethics Panel
Executive Management*
Corporate HSEC
HSEC Forum
Customer Sector Groups
CSG HSEC Representatives
HSEC Networks
Site Line Management
HSEC Personnel

*Includes the Office of the Chief Executive, Executive Committee and Operating Committee.

Hierarchy of Systems and Documents


OTHER KEY POLICIES AND DOCUMENTS
• Guide to Business Conduct
• Policy on Independence of Directors
• Enterprise-Wide Risk Management Policy
• Employment Principles
• Closure Standard
• Investment Process Manual and Standards
• Crisis and Emergency Management Systems
• Fatal Risk Control Protocols
• Carbon Pricing Protocol
• Anti-trust Protocols
• Records Disposal Manual
• Fit for Work/Fit for Life
• Incident Cause Analysis Method (ICAM)
Charter
Sustainable Development Policy
HSEC Management Standards
Procedures, Protocols, Guidelines and Toolkits
Business-based HSEC Management Systems
Operational HSEC Procedures
COMPANY-WIDE SYSTEMS
BUSINESS-WIDE SYSTEMS

- **Environment** – promoting the efficient use of resources, reducing and preventing pollution, and enhancing biodiversity protection
- **Community** –
  - internal community – engaging regularly with employees and contractors
  - external community – engaging regularly with those affected by our operations, including our host communities
  - human rights – understanding, promoting and upholding fundamental human rights within BHP Billiton's sphere of influence

Central to the Management Standards is a requirement for an auditing process to check that our Charter, Sustainable Development Policy and Standards are being applied and to verify performance.

GOVERNANCE – OUR APPROACH http://sustainability.bhpbilliton.com/2005/governance/

4
> BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2005

Our Performance – Governance

Management System Review

The BHP Billiton HSEC Policy, HSEC Management Standards and HSEC Targets were initially formulated in 2001. At the time we were one of the first companies in the world to combine health, safety, environment and community matters into one policy and one set of management standards. Over the current reporting period we reviewed each of these documents.

In response to both internal and external requests for greater clarity about our approach to sustainable development, we have been working to develop a sustainable development strategy. During the year this culminated in a revision of our former HSEC Policy to the Sustainable Development Policy.
The revised Policy has been designed to better articulate sustainability in the context of BHP Billiton, maintaining an emphasis on HSEC while clarifying commitment to broader sustainability aspects, such as biodiversity, human rights, ethical business practices and economic contributions.

Our HSEC Management Standards were reviewed to ensure that the Standards remain consistent with national and international developments and continue to be relevant and appropriate for the level of HSEC maturity of the organisation. This was consistent with a Company requirement for a review to be conducted every three years.

In recognition that many of our HSEC Targets were complete or reaching completion, and in line with the review processes for the Policy and Management Standards, the Company-wide HSEC Targets were also reviewed. Sites will not be required to work towards the revised targets until the commencement of the financial year 2006/07, thus enabling the effective allocation of resources and budgeting.

Business Conduct

The annual Business Conduct report was delivered to the Board in November 2004. The Board has taken a decision to extend the trial of the external independent helpline system that was put in place in October 2003 in southern Africa. The trial provides staff with an external free-call phone number to call as an alternative to the internal BHP Billiton Business Conduct Helpline or the fraud hotline.

There were 103 substantive enquiries to the Business Conduct Helpline and fraud hotline systems in the year to 30 June 2005. This represents a 29 per cent increase from the previous year when 80 enquires were recorded. This increase in the number of enquiries may be attributed to a greater awareness of the Business Conduct system and processes. Of the total number of enquiries, 82 were to the Business Conduct Helpline or email address.

Business Conduct and Fraud Hotline Categories of Enquiries 2004/05



Harassment 6%
Facilitation Payments/Bribery 14%
HSEC 7%
Conflict of Interest 11%
Human Resources 10%
Fraud 15%
Use of Company Property 9%
Gifts and Travel 14%
Other 17%

Audit and Self Assessment

Ninety-one site audits have been conducted since the audit program commenced in September 2001, with 248 BHP Billiton personnel and 20 external auditors involved. With the revision of the HSEC Standards this year, the Audit and Self Assessment Protocols are also being revised, and learnings from the first triennial audit cycle are being taken into account in the process. The next cycle of audits to be conducted against the revised HSEC Standards will commence in October 2005.

As in previous years, operating sites not audited during the year were required to undertake self assessments against the Standards. The results from these 66 self assessments have been combined with the audit results to give the average level and range of conformance for each of the Standards presented in the graph. An overall conformance of 3.9 out of 5 (compared to 3.7 out of 5 for the last reporting period) was achieved, against our target of full conformance (a score of greater than 4 out of 5) with the Standards by 30 June 2005.

Audit and Self Assessment Scores against each of the HSEC Management Standards



01/02
02/03
03/04
04/05
Average
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Standard 1
Standard 2
Standard 3
Standard 4
Standard 5
Standard 6
Standard 7
Standard 8
Standard 9
Standard 10
Standard 11
Standard 12
Standard 13
Standard 14
Standard 15
Overall Conformance

GOVERNANCE – OUR PERFORMANCE

http://sustainability.bhpbilliton.com/2005/governance/

BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2005 >

5

Our Performance – Health

The health and wellbeing of people are central to the success of our business and, accordingly, understanding the potential for health risks and establishing suitable mitigation measures are integral to the success of our journey towards Zero Harm.

Health risks continue to be an area where we are attempting to reduce potential short and long-term impacts. These health risks are diverse in the areas in which we operate and are not only related to work processes. Significant community-based health risks exist in our business, and we continue to contribute to the management of these issues on both a local and global basis.

Fit for Work/Fit for Life

Fit for Work/Fit for Life is a Company-wide initiative that was launched during the year to assist our drive towards Zero Harm. The initiative seeks to promote a consistent approach to the management of health issues in the work environment. The initiative recognises that many health issues not only have the potential to impact on our safety performance, but also can cause community issues and consequently impact on our ability to contribute to sustainable development.

Community Health

During the year we progressed our support of the Medicines for Malaria Venture to develop new anti-malarial medication. For the Company, malaria is a significant health issue in southern Mozambique and northern Brazil where our operations are located. The Medicines for Malaria Venture, established through the World Health Organisation, is aimed at providing affordable anti-malarial drugs for people in disease endemic countries. We have continued our strong support for the malaria eradication program in southern Africa through our collaboration in an extensive spraying program.

In addition, the study in EKATI (Canada) to limit the spread of tuberculosis (TB) is in the final stages of approval prior to full implementation. In the Northwest Territories of Canada, TB is a significant issue among the Inuit population, which as a consequence has an impact on our EKATI Diamond Mine operation. Our TB program is a screening program aimed at detecting latent TB infection, thereby enabling a course of treatment to reduce the chances of active TB developing and infection of others occurring.

We have also progressed a project during the year supporting the development of a new treatment for HIV/AIDS that may be applicable to the African subcontinent.

The Company has provided significant funding to develop a clinical trial on this treatment, which is given as an injectable therapeutic vaccine. We are assisting to recruit other organisations to provide further funding and develop the early stages of the clinical trial program.

Occupational Illnesses

During the year, 152 new cases of occupational illness were reported throughout the Company, a reduction from 197 last year, resulting in an overall reduction to date of 36 per cent against the baseline numbers for 2002/03. The breakdown of these new illnesses is shown in the graph below. The improved figures include a reduction in the number of cases of noise-induced hearing loss, which had increased in the previous year. The 36 per cent reduction in new cases of occupational illness has us currently exceeding the 20 per cent reduction target across the Company by June 2007.

New Illnesses by Type 2004/05



Noise-Induced Hearing Loss 57%
All Respiratory Disease 28%
Repetitive Trauma (excluding Noise) 10%
Other Illnesses 5%

Occupational Exposures

When compared to the previous period, potential exposures to noise, if not for the use of personal protective equipment (PPE), have decreased by two per cent across the Company from the previous year. For other exposures, when compared to the 2003/04 baseline, there has been an increase in the percentage of employees potentially exposed, if not for the use of PPE. We will endeavour to improve these figures by maintaining a focus on controls to noise exposure that can be implemented.

Percentage of Employees in Potential Exposures* 2004/05



%
100
80
60
40
20
0
Aluminium
Base Metals
Carbon Steel Materials
Stainless Steel Materials
Energy Coal
Petroleum
Diamonds & Specialty Products
BHP Billiton
Between Action Levels and Occupational Exposure Limit
> Occupational Exposure Limit
> Noise Exposure Limit

* If **not** for the use of PPE.

HEALTH – OUR PERFORMANCE http://sustainability.bhpbilliton.com/2005/health/

6 > BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2005

Our Performance – Safety

The safety of our employees, contractors and the communities in which we operate is an integral part of our business. Our goal is Zero Harm. To this end, we are seeking to create a mindset and an environment where people believe it is possible to work injury free – regardless of where they are in the world, what role they undertake or in which business they work.

Across the organisation we manage our safety through our risk-based HSEC Management Standards. Our line managers are accountable for the implementation of these Standards and responsible for ensuring that supporting systems and procedures are in place. We are confident that our Standards and associated systems are the right ones and have directed our efforts towards the effective and consistent implementation of these across the organisation. We call this Operating Discipline.

Fatalities

Despite a significant improvement in our overall safety efforts, we are saddened to report that three fatal incidents occurred during the reporting period as part of our controlled activities, compared to 17 in the previous period. Each of these incidents has been thoroughly investigated, utilising our Incident Cause and Analysis Methodology (ICAM), with lessons learned being shared across the organisation.

Fatalities at our Controlled Operations 2001/02 to 2004/05



Number of fatalities
20
16
12
8
4
0
01/02
02/03
03/04
04/05
Contractors
Employees

Classified Injury Frequency Rate

A classified injury is any workplace injury that results in the person not returning to their unrestricted normal duties after the day on which the injury was received. The Classified Injury Frequency Rate (CIFR) is the number of classified injuries per million work hours.

The results of the various HSEC initiatives, together with efforts and initiatives by each operation, have resulted in a 42 per cent reduction in CIFR against the baseline year 2001/02, in line with our target of a 50 per cent reduction by 30 June 2007.

Classified Injury Frequency Rate 2001/02 to 2004/05



Classified injuries per million hours
8
6
4
2
0
01/02
02/03
03/04
04/05

Near Miss and Significant Incident Reporting

Our improvement strategy has promoted, encouraged and recognised high levels of near miss reporting as a positive and healthy indicator of:

- shortcomings in the application of our systems and procedures
- high safety awareness of potential hazards and risks in the workplace
- invaluable free lessons to assist in the prevention of fatalities
- openness, trust and transparency of reporting
- increased safety maturity.

We have seen a substantial improvement in the reporting of 'near miss' incidents across the operations. We believe that this increase has been a contributing factor to our improvement in fatality rates. Our analysis of significant incidents indicates that the main areas for improvement are in Surface Mobile Equipment and Isolation.

Fatal Risk Control Protocols

The due date for the implementation of the requirements of the Fatal Risk Control Protocols (FRCPs) coincided with the end of our financial year. The FRCPs have been successfully implemented across the organisation, as determined by our self assessment tool.

In line with our goal to operate excellently, the requirements of the FRCPs are continually reviewed and improved. In January 2005, Issue 2 of the FRCPs was released with a new protocol on lifting operations. This followed feedback from regional workshops within our operations that highlighted gaps in the first issue of the Protocols. Implementation of Protocol 10 – Lifting Operations, which was introduced during the reporting year, is required by July 2006.

In addition, our operations requested assistance to ensure alignment with the requirements of these FRCPs. Based on the success of having a dedicated facilitator for the Light Vehicle FRCP, a FRCP facilitator was appointed for each of the 10 FRCPs, as well as an additional facilitator for the Isolation FRCP in South America.

Leadership – our Operating Discipline

The Operating Discipline initiative was introduced to focus on the responsibilities and accountabilities of line management with regards to turning our policies and standards into practice. The following were initiated during the reporting period:

- Asset Leader Reviews were undertaken across a representative sample of our operations to identify desirable HSEC leadership attributes for line managers.
- Regional Training Leaders, located in Australia, South Africa and South America, were appointed to ensure that there is a coordinated approach to the delivery of HSEC focused training programs across the organisation.
- New performance scorecard components were introduced for line managers, focusing on regular communications, near miss reporting and the completion of action items associated with incident close outs.

SAFETY – OUR PERFORMANCE http://sustainability.bhpbilliton.com/2005/safety/

BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2005 > 7

Our Performance – Environment

Our objectives for environmental management are outlined in our Sustainable Development Policy, which states that we will:

- strive to achieve leading industry practice
- meet or, where less stringent than our standards, exceed applicable legal and other requirements
- set and achieve targets that include promoting the efficient use of resources and reducing and preventing pollution
- enhance biodiversity protection and assess and consider ecological values and land use aspects in our decisions.

Environmental Incidents

During the reporting period, three significant environmental incidents relating to our Ingwe Coal operations in South Africa triggered our significant incident reporting criteria. These all related to water releases from these operations. As a result of these incidents and several less significant water-related incidents over the past year at our Ingwe Coal operations, an independent water storage and risk review was undertaken. Included in the review were both Ingwe operating and closed mines. The review examined water exposure risks, whether adequate facilities and controls (operating procedures) are in place, whether existing controls are adhered to and regularly reviewed, and whether the corrective actions identified by the incident investigations are on track to be completed. The results of this review are being implemented across Ingwe.

Closure Standard Update

BHP Billiton officially adopted our Closure Standard during the reporting period. Under the Closure Standard, each asset will be required to review existing closure plans and make adjustments in order to align with the requirements of the Closure Standard. This review will occur over the next two years and will include a rigorous assessment of site-specific closure risks, identification of risk management actions and development of reasonable and accurate closure cost estimates.

Biodiversity

We recognise that biodiversity is a critical aspect of environmental management. Over the reporting period, 16 sites contributed to biodiversity-related research and development, with expenditure totalling US$1.04 million. In addition, 40 sites reported engaging in biodiversity-related activities, excluding ongoing rehabilitation.

Resource Use

Our energy, water, waste and land targets are focused upon driving initiatives that promote the efficient use of resources.

Energy

Our energy consumption decreased from 327 petajoules in the previous reporting period to 309 petajoules. The decrease in energy consumption was mainly due to the cessation of production at our Boodarie Iron operation in Western Australia.

Water

Total fresh water consumption amounted to 153 170 megalitres, similar to the 153 020 megalitres reported in the previous reporting period. Our Stainless Steel Materials and Carbon Steel Materials CSGs continued to be the major consumers of fresh water. Initiatives to reduce fresh water consumption were wide-ranging, including improved metering, water balance assessments, increased recycling and reuse of mine water and grey water, increased use of storm water inputs, and implementing training and awareness programs.

During the year our fresh water intensity[1] decreased; however, there is still an overall increase to date of five per cent against the 2001/02 baseline. This compares to our target of a 10 per cent reduction in fresh water intensity by 30 June 2007.

Fresh Water Intensity Index 2001/02 to 2004/05



116
112
108
104
100
96
92
88
84
01/02
02/03
03/04
04/05

Emissions

Central to our commitment to Zero Harm to the environment is our focus on reducing and preventing pollution.

Greenhouse Gases

We achieved our target for all sites with greenhouse gas emissions greater than 100 000 tonnes of carbon dioxide equivalent per annum to have greenhouse gas management programs.

The greenhouse gas intensity index[1] is used to monitor our performance against our target. The graph opposite shows our greenhouse gas intensity index for the past four years. During the year our greenhouse gas intensity reduced, resulting in an overall reduction of our intensity index to date of 10 per cent against the baseline. Our performance is significantly ahead of schedule to achieve our greenhouse gas target of an aggregate Group reduction in greenhouse gas emissions per unit of production of five per cent by 30 June 2007.

Greenhouse Gas Intensity Index 2001/02 to 2004/05



102
100
98
96
94
92
90
88
86
84
01/02
02/03
03/04
04/05

[1] The intensity index has been developed as a Company-wide performance indicator on environmental parameters, such as energy use, greenhouse gas emissions and fresh water consumption. The "index" concept allows performance from different business groups or sites, all of which may have different operating conditions and product mixes, to be added together to form an overall indicator per unit of production. The baseline year for the intensity indices is BHP Billiton's Fiscal Year 2001/02 and, as such, has a value of 100 for that year.

ENVIRONMENT – OUR PERFORMANCE http://sustainability.bhpbilliton.com/2005/environment/

8 > BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2005

Our Performance – Community

The importance of establishing good relations with host communities continues to grow, particularly in countries where external factors outside the Company's control have the potential to impact on our operations.

The diversity of locations, languages and cultures that frame our interactions with communities also adds a further layer of complexity, which presents ongoing challenges.

The role of community relations practitioners within our businesses continues to expand to ensure communities are informed about our operations, have the opportunity to express their views and opinions, and engage in decision-making in aspects of our business that relate to them.

Community Relations

Our HSEC Management Standard 7 forms the basis of our approach to communication, consultation and participation with stakeholders. The intent is 'Effective, transparent and open communication and consultation is maintained with stakeholders associated with BHP Billiton activities. Stakeholders are encouraged to participate in and contribute to sustainable development through HSEC performance improvement initiatives'.

In line with our HSEC Target, 98 per cent of sites required to have community relations plans have operational plans in place or were covered by a regional plan developed by the business group. This is the same result as for the last reporting period, with one site yet to formalise its community relations plan.

Following the review of the HSEC Management Standards, the requirement for community relations plans has now become an integral requirement of HSEC Management Standard 7 moving forward.

We continue to look for opportunities to build the capacity of the community relations profession. A pilot training course targeting community development techniques was run in Chile in February 2005. The course was formulated and delivered by Oxfam Australia.

Community Contributions

In 2004/05, the Employee Matched Giving Program operated in South Africa, the United Kingdom, Canada and Australia. During the year, the Program was rolled out to a number of new sites, including all Iron Ore operations in Western Australia and the London and Melbourne Corporate offices. During 2004/05, BHP Billiton contributed US$358 000 to over 400 not-for-profit organisations to match its employees' cash, volunteering and fundraising activities.

In addition to the formal Matched Giving Program, the Company also offered to match contributions made by any employee in response to the Asian tsunami and earthquake disaster in January 2005. Overall, the total amount contributed by our employees was US$444 100. This was in addition to the US$1 021 100 contributed by the Company, resulting in an overall contribution of US$1 465 200 for tsunami relief efforts.

The Company supports community initiatives in the locations where it operates. During 2004/05, our voluntary contributions to community programs totalled US$57.4 million, comprising cash, in-kind support and administration costs. This equates to 1.0 per cent of pre-tax profit (three-year rolling average), which meets our target of one per cent. This compares to contributions of US$46.5 million, or 1.3 per cent of pre-tax profit over our last reporting period. Although this percentage has decreased from 1.3 per cent in the last reporting period, the actual value of this investment is a significant increase from the previous amount of US$46.5 million, due to the increased Company profit.

For 2005/06 onwards, the method of calculating our voluntary contribution target will change from using the average pre-tax profit of the current financial year and previous two years to the average from the previous three years. This allows for the target value for our contributions to be known at the start of the Company's annual budgeting cycle, improving our ability to plan and monitor progress against this target.

Community Contributions by Geographic Region 2004/05


South America 30%
Africa 27%
Australia and Asia 32%
Europe (inc UK) 2%
North America 9%

Community Contributions by Program Category 2004/05


Environment 4%
Health 11%
Arts 4%
Sport and Recreation 5%
Education 22%
Community Welfare 40%
Other 14%

Human Rights

A Human Rights Self Assessment toolkit is used by sites to assist them in appraising their potential exposure to human rights issues. Use of the toolkit is consistent with the Company's target of ensuring there are no transgressions of the principles contained within the UN Universal Declaration of Human Rights.

Thirty-five sites (or 40 per cent) have reported that they have completed the Human Rights Self Assessment. We continue to recognise that this is a key area requiring improvement, and the toolkit has been reviewed to determine how better to integrate it with our risk management processes. A stakeholder dialogue forum was conducted to test whether this was an effective way forward. The outcome was resoundingly positive, and we have since drafted a revised self assessment that we will trial in the coming year.

COMMUNITY – OUR PERFORMANCE http://sustainability.bhpbilliton.com/2005/community/

BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2005 > 9

Our Performance – Socio-Economic The socio-economic aspects of our operations relate to how we manage our people and contribute to the economies within which we operate. Our priorities are: ·our relationships with our employees and contractors: development of our leaders; diversity, including indigenous employment; training; remuneration and other benefits of our employees ·our economic contribution to society: the payments we make to governments, including taxes and royalties, and the added value we provide as a result of our operations and their broader contributions through aspects such as payments to suppliers and employees. Employee Relations
Employee relations at BHP Billiton is the responsibility of local and business unit management. Each business is required to: ·implement employment arrangements that deliver outcomes consistent with the BHP Billiton Charter, Sustainable Development Policy and Guide to Business Conduct ·build open and productive relationships with employees and provide processes to address workplace issues in an equitable manner ·ensure that employees have the opportunity to develop skills that allow them to contribute to business success, and are recognised and rewarded for those results ·support fundamental human rights and freedom of association and ensure legal requirements governing employment are fully met ·respect local legislative requirements and other local standards and circumstances. Employee Profile During the year, the average number of permanent employees across the Company (including our owned and operated facilities as well as our share of unincorporated joint ventures) was around 36 470 compared to 35 070 reported in the previous period. This does not include approximately 3000 employees who have joined our Company as a result of the WMC acquisition. Regional Geographic Breakdown of Total Number of Employees 2004/05 South Africa 45%
[Graphic Appears Here] Rest of World 1% Australia and Asia 29% Europe (inc UK) 2% North America 7% South America 16% Diversity Approximately seven per cent of our Company’s management are women. In the year ending 30 June 2005, about 12 per cent of full-time employees at operated sites and offices were women. There were significant regional differences, with women representing about 9 per cent of full-time employees in Africa, 11 per cent in Australia, 18 per cent in North America and 7 per cent in South America. While there are currently no female members of the Board, the Company Secretary is a woman, as is the President of Gas and Power. The Company has identified some specific sites and countries where diversity issues are particularly sensitive. Examples of ongoing policies or programs undertaken to address employment diversity issues include employment equity in South Africa, which ultimately aims to achieve representation at all levels in our businesses consistent with the demographic profile of South Africa, and targeted indigenous employment programs in the Pilbara region of Australia (Iron Ore), the Northwest Territories in Canada (EKATI), and New Mexico in the United States (New Mexico Coal). Supply Our approach is to use local suppliers wherever possible. Over the reporting period, our distribution of spend with international suppliers reduced from 26 per cent in the previous year to 19 per cent in the current year, while distribution of spend with both local and national suppliers was at 27 per cent and 54 per cent respectively. Distribution of Supply Spend 2004/05 International 19% Local 27% National 54% Value Add Value add, consistent with the definition used by the Global Reporting Initiative, is total revenues less total cost of procurement. We expand on this definition by incorporating additional allocated expenditures such as those allocated to tax payments, employee payments, community contributions and shareholder dividends. Globally, in 2004/05 the Company spent in the order of US$16 billion s ustaining its businesses. The breakdown of this amount by category is presented in the chart. Expenditure by region is presented in our Full Sustainability Report. Total Allocated Expenditure by Category 2004/05 (US$ million) Shareholder Dividends 1423
[Graphic Appears Here] Community Contributions 57.4 Income Tax, Resource Rent Tax and Royalties 2784 Employee Payments, Goods and Services 11 663 >SOCIO-ECONOMIC – OUR PERFORMANCE http://sustainability.bhpbilliton.com/2005/socio-economic/
10 > BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2005

Policy in Action – Case Studies

The case studies listed below appear in our Full Sustainability Report. They present examples of issues, initiatives, projects and programs across the Group and highlight some of the sustainability opportunities and challenges faced by our operations. In this Summary Report, we present in abbreviated form the five case studies indicated in colour.

Health

- A long-running health program at Cerrejón is helping to improve the quality of life in host communities
- Supporting the development of advancements in HIV/AIDS treatments
- Fit for Work/Fit for Life initiative helps sites to manage health issues in the workplace
- **Aluminium CSG implements comprehensive occupational health management strategy**
- Illawarra Coal develops program to manage employee exposure to diesel exhaust

Safety

- Alliances with Toyota and Caterpillar are reducing sourcing costs while delivering vehicle safety features
- Pakistan Asset Team develops HSEC starter pack to help contractors meet our Standards
- Best practice processes support crisis and emergency management across the Company
- 'Slamming' for safety at New Mexico Coal
- Cerrejón initiatives are helping to promote a safe driving culture in La Guajira
- Behavioural-based accident prevention process implemented at Cerrejón
- **Fatal Risk Control Protocols updated and Issue 2 released to improve understanding and effectiveness**
- Bleederless longwall ventilation at San Juan Underground Mine manages risk of fire and explosion

Environment

- **Working towards our water target**
- Selbaie Mine develops environmental program for the long term
- The Worsley Alumina Air Emissions Impact Assessment Project
- Land rehabilitation programs at Cerrejón and Mt Arthur Coal show the value of mine closure planning
- Middelburg Mine implements corrective action plan following spillage into the Spookspruit River
- Worsley Alumina reduces its greenhouse gas emissions
- Recognising and managing the impacts of our operations on biodiversity values
- Managing dust suppression issues at our operations

Community

- Integrated Mine Planning Process gives stakeholders a say in underground coal mining decisions in the Illawarra
- Community engagement program facilitates oil field developments in the environmentally and socially sensitive Exmouth Sub-basin
- Tintaya resolves to restore community consultative processes following violent protest
- As it recovers from a major earthquake, Cerro Colorado prioritises aid to neighbouring communities
- Learning to look through the eyes of others
- The Pilbara LNG site selection study uses community engagement to identify a site of low environmental and social sensitivity
- **Consultation the key to positive community engagement in the Angostura oil and gas project in Trinidad and Tobago**
- Kalahari Diamonds utilises broad media mix to communicate with community and other stakeholders
- PNG Sustainable Development Program continues to perform well
- Cerrejón continues to make good progress with its community relations programs
- Consultation program aims to foster community understanding of Cabrillo Port project
- Tsunami tragedy touches the hearts of our employees

Socio-Economic

- Black Economic Empowerment Procurement Policy implemented across our sites in southern Africa
- Escondida program supports the development of local suppliers
- EKATI training program promotes sustainable new careers in the emerging Canadian underground diamond mining industry
- **Mozal – a model for integrating sustainability into resource projects**
- Relationship building is key to managing socio-economic impacts of the Ravensthorpe Nickel Project
- Business conduct and the supply relationship

CASE STUDY INDEX PAGE http://sustainability.bhpbilliton.com/2005/casestudies/

BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2005 > 11

Policy In Action – Case Studies continued

Aluminium CSG implements comprehensive occupational health management strategy

Health





Lung function testing at Mozal, Mozambique

Within our Aluminium Customer Sector Group (CSG), there are a number of health risks associated with the industry that must be controlled in order to ensure the health and safety of our workforce. To improve the identification and management of these risks in a comprehensive and systematic manner, an occupational health management program is being implemented. The key factor is promoting an environment that contributes to our employees and contractors being fit for work and fit for life.

Our objectives are to adopt common standards for exposure assessment and medical evaluation; establish a baseline health risk profile; implement internationally referenced standards and methodologies; implement a strategy to minimise health and business risk; and establish a review process to ensure continuous improvement.

As respiratory health issues are known to be associated with exposure to irritants in smelting, particular focus was given to this aspect during the initial phase. Progress to date includes increased awareness of respiratory health responsibilities; development and implementation of a standard protocol for respiratory health management; a peer review of the program protocol by international experts; an independent audit of the quality of lung capacity measurement practices; and a review of the respiratory protection program to allow improvement plans to be developed, which are currently being implemented.

The next steps are to develop standard protocols for key health processes; progress implementation of the program; develop pitch exposure risk profiles, implement control strategies and investigate medical surveillance requirements; implement a medical screening process for contractors and develop contractor exposure profiles; continue to focus on the prevention of hearing loss by limiting noise exposure; and implement a strategy for injury case management and rehabilitation.

We aim to assure the sustainability of the program through ongoing risk management, occupational health professional networking, and effective management and resourcing of the tasks within the program.

Fatal Risk Control Protocols updated and Issue 2 released to improve understanding and effectiveness

Safety





Wayne Cordwell, Process Shift Superintendent, conducts a safety briefing for a site visitor at Cannington, Australia

The BHP Billiton Fatal Risk Control Protocols (FRCPs) have been re-released with improvements, and a team of FRCP facilitators has been appointed to assist sites with their implementation. Their effective implementation forms an integral part of our safety strategy and the elimination of fatalities from our operations.

In 2004, workshops were held in South Africa, South America and Australia to review the initial version of the FRCPs with the aim of improving their usability and ensuring the areas of risk were being appropriately addressed.

Recommendations led to the document wording being refined and the development of an additional FRCP on Lifting Operations. There are now ten Protocols, and the team of FRCP facilitators, each of whom is an expert in one of the ten key risk areas, is available to assist sites globally with their implementation. A toolbox of communications materials is also available to support the re-release.

Since the introduction of the FRCPs, a number of incidents have demonstrated the potential of the Protocols to help avoid fatalities, including:

- Optimum Colliery, South Africa – a bulldozer slid down an embankment and overturned. The protection afforded by the rollover safety frame and correct use of a three-point safety belt helped save the operator's life.
- BHP Billiton Maatschappij, Suriname – a pick-up collided with a barricade and flipped onto its roof. The driver was saved from injury or death by wearing his safety belt correctly.
- Escondida copper mine, Chile – a contractor who fell from a work platform was saved from injury or death by his safety harness, which kept him suspended in the air.

Each of our sites is required to achieve implementation of the additional requirements introduced in Issue 2 of the FRCPs by 30 June 2006.

12

> BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2005

Working towards our water target

Environment



▸ Jamie McCorkell, Senior Engineer – Environment and Community, tests water quality for BMA Coal, Australia



The use of water resources is of increasing importance. All sites with fresh water consumption greater than 500 megalitres have water management plans that require them to identify water sources, water consumption and opportunities to reduce water usage. In addition, we have set an aggregate Group target of 10 per cent reduction in fresh water consumption per unit of production by 30 June 2007. To help achieve these targets, many initiatives have been implemented.

Carbon Steel Materials, South Walker Creek coal mine, Queensland, Australia
Through the mine's water conservation program, usage from its borefield supply source has been reduced from over 120 megalitres per month to less than 40 megalitres. The program is ongoing, with further investigation of on-site groundwater use.

Base Metals, Antamina, Peru, South America
Excess water from our operations has been used to transform 170 hectares of desert into a thriving plantation that includes threatened native tree species and is a shelter for birds, reptiles and mammals. The project has a potential life of another 18 years until Antamina's closure plan is implemented.

Aluminium, Boddington bauxite mine, Western Australia
In 2003, Boddington implemented water conservation strategies with the aim of demonstrating 'a measurable reduction in water consumption per unit of production within 12 months'. Consumption fell from 34.5 litres per tonne of aluminium produced to 31.43 litres, a 9 per cent reduction. The focus is now on cutting usage even further.

Energy Coal, Cerrejón, Colombia, South America
In 1999, 1.2 million cubic metres of stored water became acidified, resulting in a low pH that was outside discharge standards. Any spill could cause environmental harm. A pervious anaerobic filter was developed with limestone as the treatment medium. Over the next three years, the filter solution allowed the reuse of all the acid water.

Consultation the key to positive community engagement in the Angostura oil and gas project in Trinidad and Tobago

Community



▸ Sheldon Narine (right), our Community Affairs Officer at Trinidad and Tobago, in discussion with a member of the Mayaro/Guayaguayare community



When we began developing the Angostura oil and gas operation in the Mayaro/Guayaguayare region of Trinidad and Tobago, there was a sense of frustration in the local community as they felt the returns to the community from the energy sector had traditionally been too small. By consulting with the community to understand and address their needs and by initiating programs that help build local capabilities, strong relationships are being developed.

The Mayaro/Guayaguayare region has historically been economically and socially marginalised. Though much of the country's petroleum wealth is derived from the area, its economy and basic infrastructure are weak. There is widespread poverty, high unemployment and low academic performance.

To earn the trust and respect of the community, we began by conducting bi-weekly meetings with community leaders. We also invited our subcontractors to answer questions, resolve issues and discuss employment needs. These meetings commenced during the construction phase of the project and continued for 20 consecutive months.

The outcomes of the process have been significant. A commitment to local employment has led to an average of 60 per cent of our workforce being comprised of people from the area. During the peak labour period, the project hired 795 local people. To build local capacity and help raise the quality of life in the region, more than 61 community projects have been implemented, all based on local needs.

Through this approach, our broad aims are to maximise local involvement in the Angostura operation, to help establish partnerships and other collaborations between international suppliers and resident organisations to support infrastructure development, and to enhance opportunities for local enterprises.

BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2005 >

13

Policy in Action – Case Studies continued

Mozal – a model for integrating sustainability into resource projects

Socio-Economic



Local farmers sell their fresh produce at the Rhulani Market, established by the Mozal Community Development Trust



The Mozal aluminium smelter project in the Maputo province of southern Mozambique stands as a model for realising a sustainable long-term investment based on sound business principles that encompass the recognition and effective management of social and environmental responsibilities. The joint venture project was the country's largest ever private investment. The first aluminium was cast in June 2000, and the first ingots were exported later that year. In August 2003, an expansion project to double production capacity was completed.

From its earliest days, the project presented a number of significant challenges. The country was poor and hampered by fragile institutional structures. There were limited numbers of people with the training and skills required. Malaria and HIV/AIDS were prevalent. Infrastructure was poorly developed and there was limited local capacity to meet project needs.

With the motto 'Together we make a difference' a wide-ranging program of health, safety, environment, community and socio-economic initiatives was put in place.

Initiatives include:

- setting up programs focused on significant community matters, such as malaria prevention, HIV/AIDS, and maternal and child health
- the creation of the Mozal Community Development Trust (MCDT) to facilitate projects and programs to improve the quality of life of the surrounding communities. To date, some 200 projects have been initiated by the MCDT, with expenditure exceeding US$10 million
- improving educational facilities in the region by providing funding towards the building of the first secondary educational facility in the vicinity of the mine; constructing a new primary school and supporting the training of teachers
- establishing various training programs and facilities to maximise the number of nationals in the workforce. Currently 93 per cent of the 1105 permanent staff is Mozambican
- developing a residential area within the vicinity of the smelter
- assisting local Small and Medium Enterprises to successfully compete for work and succeed in executing contracts without compromising Mozal's HSEC principles, schedule or quality objectives.

The commitment to ensure the sustainability of the business and its host communities has delivered significant achievements.

Both project implementation phases were completed well under budget and ahead of schedule. Following good HSEC performance during phase 1, considerably better performance was recorded during phase 2 and the commencement of operations. Harmonious industrial relations are exemplified by the 16 million work hour phase 2 construction period, when no days were lost due to industrial action. Operational performance has exceeded design and is running at benchmark levels. The region and the country have benefited from needs-based infrastructure, social and community upliftment projects.



Students enjoy improved educational facilities at the Beluluane Primary School



Mozal now relies on more than 200 Mozambican suppliers



As part of its small business development, Mozal supports a local chicken raising enterprise

The Mozal experience demonstrates that, when establishing a major resource project, it makes good business sense to invest not only in the venture but also in the host community. Primary business objectives do not have to be sacrificed. Risks can be mitigated through the collective efforts of the business, community, governments and their instrumentalities.

14

> BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2005

Our Resources at Work

Customer Sector Group	Petroleum	Aluminium	Base Metals						Carbon Steel Materials			Diamonds and Specialty Products		Energy Coal	Stainless Steel Materials		
Commodity	OIL AND NATURAL GAS	ALUMINIUM	COPPER	GOLD	LEAD	SILVER	URANIUM*	ZINC	MANGANESE	IRON ORE	COKING COAL	DIAMONDS	TITANIUM	THERMAL COAL	CHROME	NICKEL	COBALT
Energy 	Fuel, heating, electricity generation	High-tension power lines, wires and cables	Wire and cables, electrical wiring in buildings, electrical generators and motors		Lead-acid storage batteries (car batteries), remote area power storage		Electricity generation	Zinc carbon batteries	Dry cell batteries					Electricity generation, heating		Electricity generation turbines, batteries	Rechargeable lithium batteries for mobile telephones and laptop computers, jet engine turbines
Construction 	Carpets, paints, plastics	Door and window frames, wall cladding, roofing, awnings	Electrical wiring, plumbing pipes and tanks, roofing, light fixtures, treated timbers	Gold leaf for decoration	Roofing, plumbing, soundproofing, stained glass windows	Solder		Roofing, fences, doors, handles, paints, plumbing, nuts and bolts		Steelmaking, buildings, bridges, tools, cranes		Diamond grit and powder impregnated rock drilling bits, masonry drilling, machine tool tips and cutting discs	Pigment for paints, fabric, plastics, paper		Treated timbers, street furniture, building cladding, stainless steel	Street furniture, building cladding, stainless steel	Tyre adhesives, magnets, carbide cutting tools
Industry 	Electricity generation, transport, furnace fuel	Propellers, body sheet (for ships, aeroplanes, vehicles), gearboxes, motor parts, wires, cables, packaging	Wires and cables, electrical wiring in buildings and vehicles, robotics, airconditioning and refrigeration units, scientific instruments	Electronics for computers, industrial equipment, aerospace technology, tinted-glass windows	Lead foil, radiation shields, toxic waste storage containers, dyes, solder	Photographic paper and film, medicines, super conductors	Electricity generation	Galvanising and corrosion protection, car bodies, carburettors, tyres	Steel alloys	Steelmaking, transport equipment, motor vehicles, farm machinery	Steelmaking	Polishing compounds for fine optical surfaces, jewel bearings, wire drawing dies	Titanium metal for aerospace equipment, engines, abrasives, ceramics, robotics	Electricity generation, heating, cement	Pigments for paints, food and beverage equipment, vehicles	Computer hard disks, surgical implements and implants, jet engines, food and beverage equipment, pharmaceutical equipment, vehicles, metal hardening	Paints, enamels, glazes
Household appliances 	Plastic components, packaging	Components for TV sets, radios, refrigerators and airconditioners	Electrical appliances, telephone cables, microwave equipment, radio and TV sets	Electronic technology	Electronic and electrical appliances such as radios and TV sets (soldered connections)			Door handles and other household components, brass fittings		Refrigerators, washing machines, ovens		Knife 'sharpeners'	Paper products, computer and TV screens		Electrical appliances	Colour TV tubes, kitchen sinks, white goods	Videotape coatings, heating elements on electric stoves
Personal use 	Electricity, fuel for vehicles, fuel for cooking and heating, clothing fabric, plastic toys, pens	Beverage cans, bottle tops, foil wrap, foil semi-rigid containers, kettles and saucepans, cutlery, tennis racquets, softball bats, indoor and outdoor furniture, bicycles, vehicles	Ornaments, telephones, cooking utensils, home heating systems, decorative applications, coins	Jewellery, watches, currency, dentistry, decoration for dinnerware and ornaments	Computers, leadlight windows, glass in TV and computer screens for radiation protection	Jewellery, watches, dinnerware and ornaments, mirrors, cutlery, currency, medallions	Electricity	Medications, zinc cream, TV sets, computer parts, toys	Glass, ceramics, dry cell batteries	Food cans, vehicles, tools, cutlery, jewellery, watches		Jewellery	Cosmetics and sunscreens, fabric, clothing, jewellery, heart pacemakers, hip replacements, food colouring	Electricity, fuel for cooking and heating	Bathroom and kitchen fittings	Kitchen utensils, coins, mobile telephones, bathroom and kitchen fittings and fixtures	

* Safeguards are in place to ensure that uranium produced by our Olympic Dam operation is used only for power generation in countries that are signatories to the Nuclear Non-Proliferation Treaty and have bilateral agreements with the Australian Government.

BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2005 >
15

BHP Billiton Locations Map


Offices
Petroleum
Aluminium
Base Metals
Carbon Steel Materials
Diamonds and Specialty Products
Energy Coal
Stainless Steel Materials

Offices

Ref	Country	Location
1	Australia	Adelaide © 1
2	Australia	Brisbane 1 ■
3	Australia	Melbourne (Global Headquarters) © 1 ■ ■
4	Australia	Newcastle ■
5	Australia	Perth © 1 ■ ■
6	Belgium	Antwerp 1
7	Brazil	Rio de Janeiro 1 ■
8	Canada	Vancouver ■
9	Chile	Santiago © 1 ■
10	China	Beijing 1 ■ ■
11	China	Shanghai 1
12	Germany	Essen 1
13	India	New Delhi 1 ■
14	Indonesia	Jakarta 1
15	Japan	Tokyo 1
16	Korea	Seoul 1
17	Netherlands	The Hague 1
18	Peru	Lima ■
19	Russia	Moscow 1 ■
20	Singapore	Singapore 1
21	South Africa	Johannesburg © 1 ■ ■
22	Switzerland	Baar 1
23	UK	London ©
24	UK	Sheffield 1
25	US	Houston © 1
26	US	Pittsburgh 1

© Corporate Centres
1 Marketing Offices
■ Minerals Exploration Offices
■ Technology Centres

Petroleum

Ref	Country	Site/Asset	Description	Ownership
27	Algeria	Ohanet	Joint operator with Sonatrach of wet gas development	45%
28	Algeria	ROD Integrated Development	Onshore oil development	36.04%
29	Australia	Bass Strait	The Bass Strait operations produce oil, condensate, LPG, natural gas and ethane	50%
30	Australia	Griffin	Operator of oil and gas project offshore WA	45%
31	Australia	Minerva	Operator of Minerva gas field development in the Otway Basin	90%
32	Australia	North West Shelf	One of Australia's largest resource projects, producing liquids, LNG and domestic gas	8.33–16.67%
33	Pakistan	Zamzama	Operator of onshore gas development	38.5%
34	Trinidad and Tobago	Angostura	Operator of oil field	45%
35	UK	Bruce/Keith	Oil and gas production in the UK North Sea	16–31.83%
36	UK	Liverpool Bay	Operator of oil and gas development in the Irish Sea	46.1%
37	US	Gulf of Mexico	Interests in several producing assets, the Atlantis and Neptune developments, and a significant exploration acreage position	4.95–100%
–	Various	Exploration	Exploration interests in Algeria, Australia, Brazil, Brunei, Maritime Canada, Pakistan, South Africa, Trinidad and Tobago, UK, US	–

Aluminium

Ref	Country	Site/Asset	Description	Ownership
38	Australia	Worsley	Integrated alumina refinery/bauxite mine	86%
39	Brazil	Alumar	Alumina refinery and aluminium smelter	36–46.3%
40	Brazil	MRN	Bauxite mine	14.8%
41	Brazil	Valesul Aluminio	Aluminium smelter	45.5%
42	Mozambique	Mozal	Aluminium smelter	47.1%
43	South Africa	Hillside/Bayside	Two aluminium smelters	100%
44	Suriname	Paranam	Alumina refinery and bauxite mines	45%

Base Metals

Ref	Country	Site/Asset	Description	Ownership
45	Australia	Cannington	Silver, lead and zinc mine in north-west Queensland	100%
46	Australia	Olympic Dam	Large underground copper/uranium mine in South Australia	100%
47	Chile	Cerro Colorado	Copper mine in northern Chile, producing cathode copper through a SX-EW leach operation	100%
48	Chile	Escondida	The world's largest copper mine, located in northern Chile	57.5%
49	Chile	Spence	Open cut copper mine under development	100%
50	Peru	Antamina	Large copper-zinc mine	33.75%
51	Peru	Tintaya	Produces copper concentrate and copper cathode within the 'Skarn Belt' of south-eastern Peru	99.95%

Carbon Steel Materials

Ref	Country	Site/Asset	Description	Ownership
52	Australia	Boodarie Iron	Hot briquetted iron plant (permanently closed 24 August 2005)	100%
53	Australia	GEMCO	Producer of manganese ore	60%
54	Australia	Illawarra Coal	Three underground coal mines	100%
55	Australia	Queensland Coal	World's largest supplier of high-quality metallurgical coal for steel production	50–80%
56	Australia	TEMCO	Producer of manganese alloys 1	60%
57	Australia	WA Iron Ore	Pilbara iron ore mine, rail and port operations	85–100%
58	Brazil	Samarco	An efficient low-cost producer of iron ore pellets	50%
59	South Africa	Samancor Manganese	Integrated producer of manganese alloys and ferroalloys	60%

Diamonds and Specialty Products

Ref	Country	Site/Asset	Description	Ownership
60	Australia	Melbourne	HIsmelt head office	33.3%
61	Australia	Southern Cross Fertilisers	Mt Isa sulphuric acid manufacture and Phosphate Hill phosphate mine and plant (formerly known as Queensland Fertiliser Operations)	100%
62	Canada	Yellowknife	EKATI diamond mine in the Northwest Territories of Canada	80%
63	South Africa	Richards Bay Minerals	World's largest producer of titanium slag 1	50%
64	Mozambique	Corridor Sands	Titanium minerals project ■	90%

Minerals Exploration Offices and Technology Centres are managed by Diamonds and Specialty Products and are shown under the Offices section.

Energy Coal

Ref	Country	Site/Asset	Description	Ownership
65	Australia	Hunter Valley Energy Coal	Mt Arthur Coal	100%
66	Australia	Illawarra Coal	Marketing agent for energy coal output	–
67	Australia	Queensland Coal	Marketing agent for energy coal output	–
68	Colombia	Cerrejón	Largest coal producer in Colombia	33.3%
69	Indonesia	PT Arutmin	Exclusive agent for coal output	–
70	South Africa	Ingwe	Largest coal producer in South Africa	100%
71	US	New Mexico Coal	Mine-mouth operations	100%

Stainless Steel Materials

Ref	Country	Site/Asset	Description	Ownership
72	Australia	Nickel West	Nickel assets including Mt Keith and Leinster operations, Kalgoorlie nickel smelter, Kwinana nickel refinery, Kambalda concentrator	100%
73	Australia	QNI Yabulu Refinery	The Yabulu refinery is one of the world's major laterite nickel-cobalt processing plants	100%
74	Australia	Ravensthorpe Nickel Project	Ravensthorpe nickel mine and processing facility (currently in development)	100%
75	Colombia	Cerro Matoso	Integrated ferronickel mining and smelting complex in north Colombia	99.8%

16

> BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2005

Recognition

External Recognition

- Company of the Year 2005 – UK Business in the Community Awards
- Runner up, Best Sustainability Reporting 2004 – Association of Certified Chartered Accountants (ACCA) Australia and New Zealand
- Environmental Reporting Award 2005 – Australasian Reporting Awards
- Top 20 Ranking – The Global Reporters 2004 Survey of Corporate Sustainability Reporting
- Dow Jones Sustainability Indices – Sustainability Leader in the Mining Sector

BHP Billiton Employee HSEC Awards

The BHP Billiton Employee HSEC Awards encourage and recognise those employees and their teams who openly embody the values expressed in our Charter and go beyond what is required in their day-to-day jobs to care for their fellow employees, the community and the environment. The finalists in this year's Awards are presented below. The excellence, highly commended and merit award recipients will be listed in our Full Sustainability Report following their announcement at the Awards presentation to take place on 23 November 2005.

Individual Excellence Award Short-listed Nominees

To be personally selected by the Chair of the Judging Panel, The Rt Hon Sir Ninian Stephen

Emmanuel Dube
Aluminium, Bayside Aluminium Smelter, South Africa

Alcido Mausse
Aluminium, Mozal, Mozambique

Ed Pinceratto
Petroleum, Bass Strait Asset, Australia

David Ritchie
Diamonds and Specialty Products, EKATI Diamond Mine, Canada

Arturo Gerardo Uribe Aguilera
Base Metals, Minera Escondida, Chile

Award Finalists (all finalists are team representatives)

Health

Baby Teeth Program (Larissa Pinto Barbosa)
Carbon Steel Materials, Samarco Mineração, Brazil

Mozal HIV/AIDS Program (Elseu Canuma)
Aluminium, Mozal, Mozambique

'Your Health Matters' Wellness Program (Dale Bradford)
Petroleum, Glomar CR Luigs Offshore Drill Ship, Worldwide Drilling, Louisiana, USA

Worsley Waist Reduction Program (Noelle Emmett)
Aluminium, Worsley Alumina, Western Australia

Development Capital Projects Health and Wellness Program (Keith Griffin)
Aluminium, Worsley Alumina, Western Australia

Wagon Vibrator Program (Ash Goodwin)
Carbon Steel Materials, BMA Coal – Hay Point Services, Australia

Respiratory Health Management Program (Linda Kissane)
Aluminium, Aluminium Southern Africa, South Africa

Health Assist Program (Paula Northam)
Carbon Steel Materials, TEMCO, Australia

Project 0.5 (David Todd)
Carbon Steel Materials, Iron Ore Pilbara Operations, Western Australia

Proactive Injury Prevention Health Program (Bobbie Walker)
Base Metals, Cannington Mine, Australia

Safety

Valve Lifting Frame Project (Mike Borchardt)
Aluminium, Worsley Alumina, Western Australia

Berth Warning System (Scott Carson)
Carbon Steel Materials, BMA Coal – Hay Point Services, Australia

HEART: Hillsiders Eliminating Accidents and Risks Together (Yogen Chetty)
Aluminium, Hillside Aluminium Smelter, South Africa

Dragline Tub High Voltage Cable Plug Innovation Project (Jeff Clifton)
Carbon Steel Materials, BMA Coal – Blackwater Mine, Australia

Load Haul Dump Operators Cabin Project (Noel Harden)
Carbon Steel Materials, Illawarra Coal, Australia

Electronic Permit System Project (Steynberg van Rensburg)
Carbon Steel Materials, Metalloys Meyerton, South Africa

Ohanet Oil and Gas Development Project (Steve Maddison)
Petroleum, Ohanet Oil and Gas Development, Algeria

Zero Harm Enrolment Project (Nelly Magnan)
Base Metals, Minera Escondida, Chile

China CBM Exploration Campaign 2004 (Ross Naumann)
Petroleum, China Coal Bed Methane Project 2004, Mongolia, China

Tyre Handler Proximity Protection (Tom Raleigh)
Carbon Steel Materials, BMA Coal – Norwich Park Mine, Australia

Environment

Water Efficient Use and Savings Program (Mónica Arrieta)
Stainless Steel Materials, Cerro Matoso, Colombia

Dust Management Program – Beltwash Stations (William Cornes)
Carbon Steel Materials, Iron Ore – Nelson Point, Western Australia

Flue Dust Recycling Project (James Glasston)
Base Metals, San Manuel Southwest Copper, Arizona, United States

Naonayaotit Traditional Knowledge Project (Chris Hanks)
Diamonds and Specialty Products, EKATI Diamond Mine, Canada

Hillside Aluminium Waste Campaign (Hendrik Louw)
Aluminium, Hillside Aluminium Smelter, South Africa

Tailings Flow Control Reduces Water Consumption (Maclean Gordon)
Carbon Steel Materials, BMA Coal – Goonyella Riverside Mine, Australia

Hay Point Foreshore Development and Restoration Project (Jamie McCorkell)
Carbon Steel Materials, BMA Coal – Hay Point Services, Australia

Point of Ayr Land Management Program (Kim Norman)
Petroleum, Liverpool Bay Oil and Gas Project, United Kingdom

Operation Energy Campaign (Juan Reinaga)
Base Metals, Minera Escondida, Chile

BHP Kendilo Coal Closure Project (Adri Salim)
Energy Coal, PT BHP Kendilo Coal, Indonesia

Community

Corporate Social Responsibility Fund (Sergio Molina Berrios)
Base Metals, Minera Escondida Foundation, Chile

Safety Campaign – Moving Parts Protection on Community Boats (Clóvis Bastos de Oliveira)
Aluminium, Mineração Rio do Norte (MRN), Brazil

Minera Escondida Foundation School (Juan Alvarez Guzman)
Base Metals, Minera Escondida Foundation, Chile

SME Development Program (Frans-Jozef Jaspers)
Aluminium, Mozal, Mozambique

BHP Billiton Iron Ore Aboriginal Education Partnerships (Michael Jose)
Carbon Steel Materials, Iron Ore – Nelson Point, Australia

QNI 'Adopt a School' Program (Mark Kelly)
Stainless Steel Materials, QNI Yabulu Refinery, Australia

Changing Lifestyles – Sustainable Livelihoods of Women in Johi (Humera Malik)
Petroleum, Zamzama Gas Project, Pakistan

La Brea Village Agricultural Project (Sheldon Narine)
Petroleum, Angostura Asset, Trinidad and Tobago, West Indies

Community Livestock Breeding Project (Salvador Traquino)
Aluminium, Mozal, Mozambique

Unizul Science Centre (Venecia Van Loggerenberg)
Aluminium, Bayside and Hillside Smelters, South Africa

RECOGNITION http://sustainability.bhpbilliton.com/2005/recognition/

BHP BILLITON CHARTER

WE ARE BHP BILLITON, A LEADING GLOBAL RESOURCES COMPANY.

Our purpose is to create long-term value through the discovery, development and conversion of natural resources, and the provision of innovative customer and market-focused solutions.

To prosper and achieve real growth, we must:

- actively manage and build our portfolio of high-quality assets and services,
- continue the drive towards a high-performance organisation in which every individual accepts responsibility and is rewarded for results,
- earn the trust of employees, customers, suppliers, communities and shareholders by being forthright in our communications and consistently delivering on commitments.

We value:

- **Safety and the Environment** – An overriding commitment to health, safety, environmental responsibility and sustainable development.
- **Integrity** – Including doing what we say we will do.
- **High Performance** – The excitement and fulfilment of achieving superior business results and stretching our capabilities.
- **Win-Win Relationships** – Having relationships which focus on the creation of value for all parties.
- **The Courage to Lead Change** – Accepting the responsibility to inspire and deliver positive change in the face of adversity.
- **Respect for Each Other** – The embracing of diversity, enriched by openness, sharing, trust, teamwork and involvement.

We are successful in creating value when:

- our shareholders are realising a superior return on their investment
- our customers and suppliers are benefiting from our business relationships
- the communities in which we operate value our citizenship
- every employee starts each day with a sense of purpose and ends each day with a sense of accomplishment.

Chip Goodyear
Chief Executive Officer
October 2004

bhpbilliton

OUR APPROACH TO HEALTH, SAFETY, ENVIRONMENT AND THE COMMUNITY

BHP BILLITON'S SUSTAINABLE DEVELOPMENT POLICY

At BHP Billiton our objective is to be the company of choice – creating sustainable value for our shareholders, employees, contractors, suppliers, customers, business partners and host communities.

We aspire to Zero Harm to people, our host communities and the environment and strive to achieve leading industry practice. Sound principles to govern safety, business conduct, social, environmental and economic activities are integral to the way we do business.

Wherever we operate we will develop, implement and maintain management systems for sustainable development that drive continual improvement and ensure we:

- do not compromise our safety values, and seek ways to promote and improve the health of our workforce and the community
- identify, assess and manage risks to employees, contractors, the environment and our host communities
- uphold ethical business practices and meet or, where less stringent than our standards, exceed applicable legal and other requirements
- understand, promote and uphold fundamental human rights within our sphere of influence, respecting the traditional rights of Indigenous peoples and valuing cultural heritage
- encourage a diverse workforce and provide a work environment in which everyone is treated fairly, with respect and can realise their full potential
- set and achieve targets that promote efficient use of resources and include reducing and preventing pollution
- enhance biodiversity protection by assessing and considering ecological values and land-use aspects in investment, operational and closure activities
- engage regularly, openly and honestly with people affected by our operations, and take their views and concerns into account in our decision-making
- develop partnerships that foster the sustainable development of our host communities, enhance economic benefits from our operations and contribute to poverty alleviation
- work with those involved through the lifecycles of our products and by-products to promote their responsible use and management
- regularly review our performance and publicly report our progress.

In implementing this Policy, we will engage with and support our employees, contractors, suppliers, customers, business partners and host communities in sharing responsibility for meeting our requirements.

We will be successful when we achieve our targets towards Zero Harm, are valued by our host communities, and provide lasting social, environmental and economic benefits to society.

Chip Goodyear
Chief Executive Officer
September 2005

bhpbilliton

About BHP Billiton

BHP Billiton is the world's largest diversified resources company, with a portfolio of high-quality, long-life assets and a significant pipeline of growth projects. We have around 36 000 employees working in more than 100 operations and offices in 25 countries (see our BHP Billiton Locations Map).

Headquartered in Melbourne, Australia, the Group has primary listings on the Australian and London Stock Exchanges. We have adopted a business model based on customer-oriented groupings called Customer Sector Groups (CSGs). This structure reflects our focus on the needs of our customers.

Each CSG is a substantial business in its own right, and several are leaders in their respective fields. They have autonomy to optimise their businesses, with clear accountabilities. The CSGs are Aluminium, Base Metals, Carbon Steel Materials, Diamonds and Specialty Products, Energy Coal, Petroleum, and Stainless Steel Materials. Our key markets include downstream refiners and processors of raw materials, such as steelworks, smelters, petroleum refiners, power stations and diamond cutters.

During the year we welcomed WMC Resources Ltd to the Group and look forward to reporting on the activities of former WMC assets in future reports.

In line with the values expressed in our Charter, throughout our operations we have an overriding commitment to health, safety, environmental responsibility and sustainable development.

Contact Us

Ian Wood
Vice President
Sustainable Development and Community Relations

BHP Billiton
BHP Billiton Centre
180 Lonsdale Street
Melbourne Victoria 3000
Australia

Phone: +61 1300 554 757
Fax: +61 3 9609 3015
Email: hsec@bhpbilliton.com
Website: http://www.bhpbilliton.com

This Report was printed with soya-based inks on paper that is elemental chlorine free and contains 11 per cent pulp from Forestry Stewardship Council certified sources. The manufacturer also has ISO 14001 environmental management system certification.